July 30, 2025

David Palach
Chief Executive Officer
N2OFF, Inc.
HaPardes 134 (Meshek Sander)
Neve Yarak, 4994500 Israel

       Re: N2OFF, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed July 25, 2025
           File No. 001-40403
Dear David Palach:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Matthew Rudolph, Esq.